15045674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45012

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Register Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Register **(404) 364-2180**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 2/26/15

2/27/15

OATH OR AFFIRMATION

I, **Scott Register**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Register Financial Associates , Inc.**, as of **December 31** , **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE V. JOHNSON
NOTARY PUBLIC
Commission No. W-00137535
Gwinnett County, State of Georgia
My Comm. Expires April 27, 2016

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

REGISTER FINANCIAL ASSOCIATES, INC.
Financial Statements
For the Years Ended
December 31, 2014 and 2013
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Register Financial Associates, Inc.

We have audited the accompanying financial statements of Register Financial Associates, Inc. which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Register Financial Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register Financial Associates, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the 2014 audit of Register Financial Associates, Inc. financial statements. The information is the responsibility of Register Financial Associates, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 10, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 and 2013

ASSETS

	2014	2013
Cash and cash equivalents	$ 10,286	$ 24,399
Securities owned (Note H)	1,795,351	1,872,972
Receivable from clearing broker-dealer (Note E)	264,674	306,718
Other receivables	6,294	7,647
Furniture and office equipment, at cost, less accumulated depreciation of $360,368 and $346,643(Note B)	41,703	28,913
Deposit with clearing broker (Note E)	29,358	29,358
Deferred Rent	28,055	-
Other assets	101,604	78,291
Total assets	$ 2,277,325	$ 2,348,298

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Accounts payable	$ 1,846	$ 1,735
Accrued commissions and compensation	91,620	97,096
Due to clearing broker dealer	426,843	348,731
Retirement plan contribution (Note G)	20,000	30,000
Deferred rent (Note B)	-	7,235
Due to related party	1,660	-
Other accrued liabilities	30,937	55,233
Total liabilities	572,906	540,030
STOCKHOLDERS' EQUITY (Note C)		
Common stock, $1 par value, 20,000 shares authorized, 918 shares issued and outstanding	918	918
Additional paid-in capital	978,922	978,922
Retained earnings	724,579	828,428
Total stockholders' equity	1,704,419	1,808,268
Total liabilities and stockholders' equity	$ 2,277,325	$ 2,348,298

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES		
Commissions	$ 2,411,664	$ 2,884,067
Other Revenues	191,852	-
Gains from investments	40,070	1,151,296
	2,643,586	4,035,363
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,630,316	1,650,361
Clearing costs	265,561	261,559
Communications	48,548	48,801
Occupancy	192,427	194,444
Other operating expenses	390,583	581,700
	2,527,435	2,736,865
NET INCOME	$ 116,151	$ 1,298,498

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

		2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$	116,151	$ 1,298,498
Noncash items included in net income:			
Compensation paid by issuance of common stock		-	28,949
(Gain) on securities owned		(40,070)	(1,151,296)
Depreciation		13,725	13,340
Decrease in due from broker-dealer		42,044	48,046
Decrease in other receivables		1,353	1,238
(Increase) in other assets		(52,671)	(3,134)
(Decrease) in payables and accrued expenses		(29,661)	(96,027)
(Decrease) in deferred rent		(35,290)	(30,894)
Increase/(Decrease) in accrued retirement plan contribution		(10,000)	10,000
Increase in due to related party		1,660	-
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,241	118,720
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in securities owned, net		225,161	755,276
Purchase of property and equipment		(26,515)	(16,592)
NET CASH PROVIDED BY INVESTING ACTIVITIES		198,646	738,684
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of capital lease obligations		-	(1,151)
Distributions to stockholders		(220,000)	(842,000)
NET CASH USED BY FINANCING ACTIVITIES		(220,000)	(843,151)

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2014 and 2013

	2014	2013
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(14,113)	14,253
CASH AND CASH EQUIVALENTS:		
Beginning of year	24,399	10,146
End of year	$ 10,286	$ 24,399
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 14,530	$ 16,443
Compensation paid by issuance of common stock	$ -0	$ 28,949

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2012	$ 900	$949,991	$ 371,930	$1,322,821
Paid in capital from issuance of common stock as compensation	18	28,931		28,949
Distributions			(842,000)	(842,000)
Net Income			1,298,498	1,298,498
Balance December 31, 2013	918	978,922	828,428	1,808,268
Distributions	-	-	(220,000)	(220,000)
Net Income	-	-	116,151	116,151
Balance December 31, 2014	$ 918	$978,922	$ 724,579	$1,704,419

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is engaged in a single line of business as a broker-dealer. The Company was organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned: Investments in securities owned consisted of common stocks at December 31, 2014 and 2013. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Date of Management's Review: Subsequent events were evaluated through February 10, 2015 which is the date the financial statements were available to be issued.

NOTE B – LEASE COMMITMENT

Operating leases: The Company leases office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

2015	$ 191,000
2016	175,000
	$ 366,000

Rent expense for the years ended December 31, 2014 and 2013 was approximately $190,000 and $190,000, respectively.

The Company has an office premises lease that contains a period of free rent. The deferred rent asset arises from allocation of the rent payments over the term of the lease to the free rent period.

NOTE C – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,250,699 which was $1,150,699 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 0.46 to 1.0.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutions, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parities to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at December 31, 2014 and 2013 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2014 and 2013 and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2014 and 2013 consist of margin debt collateralized by securities owned. The margin debt bears interest at 3.75%.

NOTE F – CONTINGENCIES

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigation in progress at December 31, 2014.

NOTE G – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2014 and 2013 were $20,000 and $30,000, respectively.

NOTE H – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE H - FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013.

	Fair Value Measurements December 31, 2014	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities Available for sale	$ 1,795,351	$ 1,795,351	$ -	$ -

	Fair Value Measurements December 31, 2013	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities Available for sale	$ 1,872,972	$ 1,872,972	$ -	$ -

Fair value of investments securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER FINANCIAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholders' equity	$1,704,419
Less non-allowable assets:	
Furniture and office equipment	(41,703)
Other assets	(130,658)
Net capital before haircuts	1,532,058
Less haircuts:	
Money market assets	3,376
Securities owned	269,063
Undue concentration	8,920
Total haircuts	(281,359)
Net capital	1,250,699
Less required capital	(100,000)
Excess net capital	$1,150,699
Aggregate indebtedness-liabilities	$ 572,906
Ratio of aggregate indebtedness to net capital	.46 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014.

There is no significant difference between net capital as reported in Part II of Form X-17A-5, and net capital as reported above.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

REGISTER FINANCIAL

BROKER DEALERS ANNUAL EXEMPTION REPORT

Register Financial Associates, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k) (2) (ii) of the Rule.

Register Financial Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Scott Register

January 16, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Register Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Register Financial Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Register Financial Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Register Financial Associates, Inc. stated that Register Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Register Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Register Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 10, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REGISTER FINANCIAL ASSOCIATES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Register Financial Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Register Financial Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Register Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Register Financial Associates, Inc.'s management is responsible for Register Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2195********************MIXED AADC 220
045012 FINRA DEC
REGISTER FINANCIAL ASSOCIATES INC
3500 LENOX RD NE STE 1700
ATLANTA GA 30326-4236

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,426

B. Less payment made with SIPC-6 filed (exclude interest) (2,065)

____
Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) 2,361

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,361

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,361

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Register Financial Assoc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 17 day of Feb. , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,643,586

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 505,541

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 265,561

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 40,070

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Sublease rent 40,800

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,530

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 52,539 * 40% = 21,016

Enter the greater of line (i) or (ii) 21,016

Total deductions 872,987

2d. SIPC Net Operating Revenues $ 1,770,598

2e. General Assessment @ .0025 $ 4,426

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